Exhibit 99.1

Leju Reports Second Quarter and Half Year 2018 Results

BEIJING, August 23, 2018 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and half year ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•                      Total revenues increased by 32% year-on-year to $122.7 million.

•                      Revenues from e-commerce services increased by 37% year-on-year to $87.6 million.

•                      Revenues from online advertising services increased by 39% year-on-year to $34.4 million.

•                      Income from operations was $10.0 million, compared to loss from operations of $83.0 million for the same quarter of 2017. Non-GAAP1 income from operations was $14.3 million, compared to non-GAAP loss from operations of $37.4 million for the same quarter of 2017.

•                      Net loss attributable to Leju Holdings Limited shareholders was $0.9 million, or $0.01 loss per diluted American depositary share (“ADS”), a decrease of 99% from $87.3 million, or $0.64 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $2.5 million, or $0.02 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $42.3 million, or $0.31 loss per diluted ADS, for the same quarter of 2017.

First Half 2018 Financial Highlights

•                      Total revenues increased by 27% year-on-year to $204.2 million.

•                      Revenues from e-commerce services increased by 39% year-on-year to $141.0 million.

•                      Revenues from online advertising services increased by 22% year-on-year to $61.5 million.

•                      Loss from operations was $21.5 million, a decrease of 83% from $129.2 million for the same period of 2017. Non-GAAP loss from operations was $12.8 million, a decrease of 84% from $79.2 million for the same period of 2017.

•                      Net loss attributable to Leju Holdings Limited shareholders was $21.7 million, or $0.16 loss per diluted ADS, a decrease of 81% from $115.5 million, or $0.85 loss per diluted ADS for the same period of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $14.7 million, or $0.11 loss per diluted ADS, a decrease of 78% from $66.5 million, or $0.49 loss per diluted ADS for the same period of 2017.

“Our online advertising and e-commerce businesses both continued their growth momentum in the second quarter of 2018,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “We’re encouraged by our second quarter performance, especially the return to profitability as a result of both revenue growth and effective cost control. Despite continued policy tightening in China’s real estate market, our strategy will remain focused on deepening penetration in lower-tier cities, improving operational efficiency and enhancing our media influence, with the aim to maintain profitability in the second half of this year.”

1   Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Second Quarter 2018 Results

Total revenues were $122.7 million, an increase of 32% from $92.7 million for the same quarter of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $87.6 million, an increase of 37% from $63.7 million for the same quarter of 2017, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $34.4 million, an increase of 39% from $24.8 million for the same quarter of 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.7 million, a decrease of 82% from $4.2 million for the same quarter of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $18.4 million, a decrease of 4% from $19.2 million for the same quarter of 2017, primarily due to decreased staff cost as a result of headcount change, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $94.7 million, a decrease of 20% from $117.9 million for the same quarter of 2017, primarily due to decreased staff cost as a result of headcount change, and decreased marketing expenses related to the Company’s e-commerce business.

Income from operations was $10.0 million, compared to loss from operations of $83.0 million for the same quarter of 2017. Non-GAAP income from operations was $14.3 million, compared to non-GAAP loss from operations of $37.4 million for the same quarter of 2017.

Other loss, net was $5.2 million, compared to $0.4 million for the same quarter of 2017, primarily due to $4.8 million foreign exchange loss recognized for the second quarter of 2018.

Net loss was $1.0 million, a decrease of 99% from $87.5 million for the same quarter of 2017. Non-GAAP net income was $2.4 million, compared to non-GAAP net loss of $42.5 million for the same quarter of 2017.

Net loss attributable to Leju Holdings Limited shareholders was $0.9 million, or $0.01 loss per diluted ADS, a decrease of 99% from $87.3 million, or $0.64 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $2.5 million, or $0.02 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $42.3 million, or $0.31 loss per diluted ADS, for the same quarter of 2017.

First Half 2018 Results

Total revenues were $204.2 million, an increase of 27% from $161.0 million for the same period of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $141.0 million, an increase of 39% from $101.8 million for the same period of 2017, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $61.5 million, an increase of 22% from $50.6 million for the same period of 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $1.7 million, a decrease of 81% from $8.6 million for the same period of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $37.1 million, an increase of 11% from $33.3 million for the same period of 2017, primarily due to increased cost of advertising resources purchased from media platforms, partially offset by decreased staff costs as a result of headcount change.

Selling, general and administrative expenses were $189.9 million, a decrease of 13% from $218.5 million for the same period of 2017, primarily due to decreased staff costs as a result of headcount change, and decreased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $21.5 million, a decrease of 83% from $129.2 million for the same period of 2017. Non-GAAP loss from operations was $12.8 million, a decrease of 84% from $79.2 million for the same period of 2017.

Other loss, net was $2.4 million, compared to $0.3 million for the same period of 2017, primarily due to $2.0 million foreign exchange loss recognized for the first half 2018.

Net loss was $22.3 million, a decrease of 81% from $116.2 million for the same period of 2017. Non-GAAP net loss was $15.2 million, a decrease of 77% from $67.2 million for the same period of 2017.

Net loss attributable to Leju Holdings Limited shareholders was $21.7 million, or $0.16 loss per diluted ADS, a decrease of 81% from $115.5 million, or $0.85 loss per diluted ADS for the same period of 2017. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $14.7 million, or $0.11 loss per diluted ADS, a decrease of 78% from $66.5 million, or $0.49 loss per diluted ADS for the same period of 2017.

Cash Flow

As of June 30, 2018, the Company’s cash and cash equivalents balance was $174.3 million.

Second quarter 2018 net cash provided by operating activities was $25.1 million, primarily comprised of non-GAAP net income of $2.4 million and an increase in advance from customers and deferred revenue of $22.4 million.

Business Outlook

The Company estimates that its total revenues for the third quarter of 2018 will be approximately $120 million to $130 million, which would represent an increase of approximately 26% to 37% from $95.2 million in the same quarter in 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 23, 2018 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until August 31, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	1686109

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	150,968	174,318
Restricted cash	337	332
Accounts receivable, net	79,196	81,986
Contract assets	1,410	2,366
Marketable securities	3,077	2,521
Prepaid expenses and other current assets	9,945	8,529
Customer deposits	35,823	9,406
Amounts due from related parties	4,077	3,352
Total current assets	284,833	282,810
Property and equipment, net	14,240	13,690
Intangible assets, net	70,631	63,899
Investment in affiliates	146	94
Deferred tax assets	67,084	66,248
Other non-current assets	2,010	1,608
Total assets	438,944	428,349

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,950	1,476
Accrued payroll and welfare expenses	37,082	27,699
Income tax payable	63,380	58,380
Other tax payable	11,654	12,639
Amounts due to related parties	3,093	6,900
Advance from customers and deferred revenue	10,565	34,221
Accrued marketing and advertising expenses	18,852	18,712
Other current liabilities	16,315	14,501
Total current liabilities	163,891	174,528
Deferred tax liabilities	18,016	17,792
Total liabilities	181,907	192,320
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2017 and June 30, 2018, respectively	136	136
Additional paid-in capital	788,589	790,650
Accumulated deficit	(515,344)	(537,133)
Accumulated other comprehensive loss	(13,078)	(13,895)
Total Leju Holdings Limited shareholders’ equity	260,303	239,758
Non-controlling interests	(3,266)	(3,729)
Total equity	257,037	236,029
TOTAL LIABILITIES AND EQUITY	438,944	428,349

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018

Revenues
E-commerce	63,719	87,571	101,810	141,041
Online advertising services	24,760	34,361	50,553	61,491
Listing services	4,210	744	8,634	1,667
Total revenues	92,689	122,676	160,997	204,199
Cost of revenues	(19,163)	(18,405)	(33,293)	(37,080)
Selling, general and administrative expenses	(117,931)	(94,749)	(218,452)	(189,927)
Goodwill impairment	(41,223)	—	(41,223)	—
Other operating income	2,671	478	2,742	1,308
Income (loss) from operations	(82,957)	10,000	(129,229)	(21,500)
Interest income	294	272	577	559
Other loss, net	(435)	(5,209)	(307)	(2,372)
Income (loss) before taxes and loss from equity in affiliates	(83,098)	5,063	(128,959)	(23,313)
Income tax benefits/(expenses)	(4,368)	(6,024)	12,925	1,093
Loss before loss from equity in affiliates	(87,466)	(961)	(116,034)	(22,220)
Loss from equity in affiliates	(56)	(32)	(132)	(51)
Net loss	(87,522)	(993)	(116,166)	(22,271)
Less: net loss attributable to non-controlling interests	(219)	(109)	(690)	(525)
Loss attributable to Leju Holdings Limited shareholders	(87,303)	(884)	(115,476)	(21,746)

Loss per ADS:
Basic/ Diluted	(0.64)	(0.01)	(0.85)	(0.16)
Shares used in computation of loss per ADS:
Basic/ Diluted	135,763,962	135,763,962	135,652,738	135,763,962

Note 1

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.6166 on June 30, 2018 and USD1 = RMB6.4284 for the six months ended June 30, 2018

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018

Net loss	(87,522)	(993)	(116,166)	(22,271)

Other comprehensive income (loss), net of tax of nil Foreign currency translation adjustment	3,025	(2,982)	4,268	(773)

Comprehensive loss	(84,497)	(3,975)	(111,898)	(23,044)

Less: Comprehensive income (loss) attributable to non-controlling interest	(251)	38	(729)	(480)
Comprehensive loss attributable to Leju Holdings Limited shareholders	(84,246)	(4,013)	(111,169)	(22,564)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018

GAAP income (loss) from operations	(82,957)	10,000	(129,229)	(21,500)
Share-based compensation expense	976	1,056	2,398	2,035
Amortization of intangible assets resulting from business acquisitions	3,332	3,205	6,363	6,655
Goodwill impairment	41,223	—	41,223	—
Non-GAAP income (loss) from operations	(37,426)	14,261	(79,245)	(12,810)

GAAP net loss	(87,522)	(993)	(116,166)	(22,271)
Share-based compensation expense (net of tax)	976	1,056	2,398	2,035
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,797	2,358	5,367	4,991
Goodwill impairment (net of tax)	41,223	—	41,223	—
Non-GAAP net income (loss)	(42,526)	2,421	(67,178)	(15,245)

Net loss attributable to Leju Holdings Limited shareholder	(87,303)	(884)	(115,476)	(21,746)
Share-based compensation expense (net of tax and non-controlling interests)	968	1,048	2,382	2,019
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,797	2,358	5,367	4,991
Goodwill impairment (net of tax and non-controlling interests)	41,223	—	41,223	—
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	(42,315)	2,522	(66,504)	(14,736)

GAAP net loss per ADS — basic/diluted	(0.64)	(0.01)	(0.85)	(0.16)

Non-GAAP net income (loss) per ADS — basic/diluted	(0.31)	0.02	(0.49)	(0.11)

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,763,962	135,652,738	135,763,962

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2018	2017	2018

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	97,282	58,252	140,731	77,930
Number of discount coupons redeemed (number of transactions)	32,670	20,888	51,657	34,687